Exhibit 99.1

Wheaton Precious Metals Exceeds 2025 Production Guidance and Provides 2026 and Long-Term Outlook, Projecting Approximately 50% Growth to 1.2 Million Gold Equivalent Ounces by 2030

VANCOUVER, BC, Feb. 16, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to report 2025 actual production of approximately 692,000 gold equivalent ounces2 ("GEOs"), exceeding the upper end of the 2025 production guidance range of 670,000 GEOs2. The Company also provides 2026 production guidance of 860,000 to 940,000 GEOs3 and forecasts growth of approximately 50% to 1,200,000 GEOs3 by 2030. Wheaton will provide full production and financial details with the release of its 2025 fourth quarter and full year results on Thursday, March 12, 2026, after market close.

"Wheaton delivered an outstanding year in 2025, supported by the strength of our diversified portfolio of high-quality, low-cost assets," said Haytham Hodaly, President of Wheaton Precious Metals. "Production surpassed the upper end of our annual guidance, with notable contributions from several operations, including record results from Salobo. We also advanced our corporate development strategy with investments in three assets. Together with today's announcement of an additional silver stream at Antamina, these developments significantly enhance our near-term growth outlook and reinforce our confidence in the portfolio's ability to continue delivering long-term value."

"The momentum we built over the past year provides a solid foundation for what we expect to be a sector-leading growth profile," added Randy Smallwood, Chief Executive Officer of Wheaton Precious Metals. "We believe Wheaton is on track to reach unprecedented levels of precious metals production within the streaming space. With the most precious metals focused portfolio in the industry, the strength of our projected growth profile, and rising demand for streaming capital, we believe Wheaton is exceptionally well positioned to continue delivering industry-leading growth."

2025 Attributable Production and Sales Using 2025 Commodity Price Assumptions

Metal	2025 Production Guidance	2025 Actual Production[1]	2025 Actual Sales
Gold Ounces	350,000 to 390,000	416,286	411,005
Silver Ounces ('000s)	20,500 to 22,500	22,434	19,796
Other Metals (GEOs2)	12,500 to 13,500	16,525	11,889
Palladium Ounces		10,265	9,356
Cobalt pounds ('000s)		2,460	1,632
Gold Equivalent Ounces[2]	600,000 to 670,000	691,670	651,311
2025 GEOs based on: $2,600 / oz gold, $30 / oz silver, $950 / oz palladium, $950 / oz platinum and $13.50 / lb cobalt

In 2025, gold equivalent production exceeded the upper end of our guidance range, driven largely by stronger performance at Salobo due to higher gold grades and recoveries, higher throughput and grades at Peñasquito, and higher grades at Constancia as more material was mined from the Pampacancha deposit. These positive results were partially offset by lower production from Goose, and Mineral Park , where ramp-ups progressed slower than anticipated.

As at December 31, 2025, approximately 156,800 GEO2's were in produced but not yet delivered ("PBND"), consistent with the average PBND over the preceding four quarters and within our guided range of two to three months.

Commodity Price Assumptions

Metal	Previous 2025 Forecast	Updated 2026 Forecast
Gold ($ / oz)	$ 2,600	$ 4,800
Silver ($ / oz)	$ 30.00	$ 80.00
Palladium ($ / oz)	$ 950	$ 1,500
Platinum ($ / oz)	$ 950	$ 2,000
Cobalt ($ / lb)	$ 13.50	$ 25.00

The strong performance of silver in 2025 meant it outpaced all other metals that year. As a result, the metal price assumptions for 2026 produce a lower gold-to-silver ratio, which in turn leads to higher gold-equivalent calculations for 2026 compared to 2025. The silver and gold price assumptions used in the calculation of gold equivalent ounces are based on spot prices for the period from January 1, 2026 to February 12, 2026, which averaged approximately $88 per ounce for silver and $4,809 per ounce for gold. Metal prices have been volatile during this period, and there can be no assurance that these prices will be realized by the Company in the future.

2026 and Long-Term Production Outlook Using 2026 Commodity Price Assumptions

Metal	2025 Actual Production[1]	2026 Production Guidance	2030 Target Production Guidance	2031-2035 Average Annual Production Guidance
Gold Ounces	416,286	400,000 to 430,000
Silver Ounces ('000s)	22,434	27,000 to 29,000
Other Metals (GEO[3]	16,021	19,000 to 21,000
Total GEOs[3]	806,215	860,000 to 940,000	1,200,000	1,200,000

2026 and long-term GEOs based on $4,800 / oz gold, $80 / oz silver, $1,500 / oz palladium, $2,000 / oz platinum, and $25 / lb cobalt.

For purposes of comparison, 2025 actual GEOs have been adjusted to reflect 2026 commodity price assumptions.

2026 Production Outlook

The Company anticipates that 2026 GEO3 production will increase by over 11% from levels achieved in 2025. This expected year-over-year growth is driven primarily by the additional stream at Antamina which is expected to add another 70,000 GEOs3 to the portfolio in 2026 and begin generating production on April 1, 2026. Further contributions from newly operating assets, including Blackwater, Mineral Park, Fenix, Hemlo, Goose & Platreef are also forecast to support this growth. These increases are expected to be partially offset by lower production from Constancia following the depletion of the Pampacancha pit in late December 2025.

At the Company's cornerstone assets, after achieving record production levels in 2025, attributable production levels at Salobo are forecast to decrease slightly, with higher throughput levels anticipated to be offset by modestly lower gold grades. Attributable production is forecast to increase significantly at Antamina in 2026 due to the additional stream, with the Company receiving a combined 67.5% of silver production commencing April 1, 2026, up from the 33.75% delivered in 2025 under the existing stream. Lastly, attributable production from Penasquito is forecast to increase from 2025, driven by stronger silver grades, including contributions from stockpile material as mining progresses through planned sequencing.

Long-Term Production Outlook

Production is forecast to increase by approximately 50% to 1,200,000 GEOs3 by 2030, due to growth from multiple Operating assets including Antamina, Blackwater, Aljustrel , Marmato, Hemlo and Goose; Development assets that are in construction and/or various stages of ramp-up, including the Koné, Fenix, Kurmuk, Platreef,  Mineral Park and El Domo projects; and Pre-development assets including the Spring Valley, Copper World and Santo Domingo projects, all of which have received their major permits.

From 2031 to 2035, attributable production is forecast to be maintained at 1,200,000 GEOs3 annually and incorporates additional incremental production from Pre-development assets including the Cangrejos, Kudz ze Kayah and Marathon projects, in addition to the Mt. Todd and Black Pine royalties.

Not included in Wheaton's long-term forecast and instead classified as 'optionality', is potential future production from 11 other assets including El Alto4, Navidad and Toroparu.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Fourth Quarter and Full Year 2025 Results

Wheaton will release its 2025 fourth quarter and full year results on Thursday, March 12, 2026, after market close. A conference call will be held on Friday, March 13, 2026, starting at 8:00am PT (11:00 am ET) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-800-715-9871
Dial from outside Canada or the US:	1-647-932-3411
Pass code:	4433482

RapidConnect URL:	Click here
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 20, 2026 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Pass code:	4433482#
Archived audio webcast:	Webcast Link

Wheaton Precious Metals' quarterly reporting for the remainder of 2026 is scheduled to be issued, after market close, on the following dates:

Q1 2026 - Thursday, May 7, 2026
Q2 2026 - Thursday, August 6, 2026
Q3 2026 - Thursday, November 5, 2026

About Wheaton Precious Metals Corp.

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

End Notes
_______________________________
 1 Ounces produced represent the quantity of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.  Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold, palladium or cobalt interests relate or management estimates in those situations where other information is not available (specifically, final 2025 production information for Hemlo, Sudbury, Zinkgruvan and Neves-Corvo is based on management estimates). Certain production figures may be updated in future periods as additional information is received.
2 Gold equivalent ounces for 2025 actual production, sales and PBND are calculated by converting silver, palladium and cobalt to a gold equivalent by using the following commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt.
3 Gold equivalent ounces for 2026 and long-term guidance are calculated by converting silver, palladium, platinum and cobalt to a gold equivalent by using the following commodity price assumptions: $4,800 per ounce gold, $80 per ounce silver, $1,500 per ounce Palladium, $2,000 per ounce Platinum, and $25 per pound Cobalt.
4  El Alto was formerly known as Pascua Lama

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's Precious Metals Purchase Agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	payment by WPMI of $4.3 billion to BHP and the satisfaction of each party's obligations in accordance with the Silver Stream;
•	the receipt by WPMI of silver production in respect of the Antamina mine under the Silver Stream;
•	the ability of the Company to drawdown sufficient funds under both its existing revolving credit facility and the new Term Loan and the satisfaction of each party's obligations under the existing revolving credit facility and the new Term Loan;
•	the ability of the Company to repay the existing revolving credit facility and new Term Loan;
•	the future price of commodities;
•	the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations;
•	the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;
•	the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton;
•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton's production mix;
•	the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company's business structure;
•	the Company's assessment of taxes payable, and the Company's ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2019 and international audits subsequent to 2017;
•	the Company's assessment of the impact of any tax reassessments;
•	the Company's intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company's climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Silver Stream;
•	risks relating to the Company's ability to meet the conditions of, and the satisfaction of each party's obligations under, the existing revolving credit facility and the new Term Loan;
•	risks relating to the generation of sufficient cash flow to repay the existing revolving credit facility and the new Term Loan;
•	risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
•	absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•	risks related to the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	Wheaton's interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated, , or the ability of the Company to pay such taxes as and when due;
•	any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•	risks related to any potential or proposed amendments to Canada's transfer pricing regime under the Income Tax Act (Canada) that may result if the Bill C-15, Budget 2025 Implementation Act, No.1, as tabled before the Canadian Parliament on November 4, 2025 is passed as currently drafted;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton's acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•	inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton's holding of longterm investments in other companies;-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•	other risks discussed in the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

•	that the payment of $4.3 billion to BHP will be made and that each party's obligations in accordance with the terms of the Silver Stream will be satisfied;
•	that the Company will be able to drawdown sufficient funds under both its existing revolving credit facility and the new Term Loan and that each party's obligations under the existing revolving credit facility and the new Term Loan will be satisfied;
•	that the Company will be able to repay the existing revolving credit facility and new Term Loan;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with tax laws;
•	that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
•	that the trading of the Company's Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. -looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2024, which was filed on March 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by,  Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended (the "Securities Act") which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

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For further information: For further information: Investor Contact: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:27e 16-FEB-26